SUB-ITEM 77K

                         CHANGE IN CERTIFYING ACCOUNTANT

                           SHORT-TERM INVESTMENTS CO.



KPMG LLP was previously the independent public accountants for all the portfolios (the "portfolios") of Short-Term Investments Co. (the "Company"). Due to an investment in another AIM Fund, which KPMG LLP represented to the Portfolios was inadvertant, and new SEC rules regarding auditor independence, KPMG LLP resigned as independent public accountants as of December 28, 2000. The Board of Directors of the Company, upon recommendation of its Audit Committee, accepted the resignation of KPMG LLP and appointed Tait, Weller & Baker as independent public accountants for the Portfolios of the Company. KPMG LLP had served as independent public accountants for the year ended December 31, 2000. The audit report of KPMG LLP on the financial statements of the Portfolios for the year ended December 31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit for the year ended December 31, 2000, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

Neither the Company nor anyone on its behalf consulted with Tait, Weller & Baker at any time prior to their engagement with respect to the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Portfolios' financial statements.